Exhibit 99.3

COMMUNITY & SOUTHERN HOLDINGS, INC.

Community & Southern Holdings, Inc.

Consolidated Balance Sheets (Unaudited)

(In thousands of dollars, except share data)

	September 30, 2015	December 31, 2014
Assets
Cash and due from banks	$118,456	$203,956
Investment securities available-for-sale (amortized cost of $512,542 and $441,728, respectively)	517,669	444,883
Investment securities held-to-maturity (market value of $85,223 and $86,460, respectively)	81,825	82,903
Loans held for sale	1,026	1,981
Loans held for investment (including $169,535 and $304,877 covered under FDIC loss share agreements, respectively)	2,872,862	2,422,287
Allowance for loan losses	(45,513)	(37,910)

Loans, net of allowance for loan losses	2,827,349	2,384,377
Premises and equipment	59,523	64,617
Other real estate owned (including $4,589 and $12,817 covered under FDIC loss share agreements, respectively)	8,142	14,363
FDIC loss share receivable	18,838	34,464
Goodwill	33,187	23,084
Other intangible assets	9,037	9,738
Bank owned life insurance	84,355	62,424
Other assets	100,129	73,784

Total assets	$3,859,536	$3,400,574

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$439,316	$365,084
Interest-bearing	2,695,939	2,470,942

Total deposits	3,135,255	2,836,026
Other borrowings	215,095	78,905
Other liabilities	52,310	50,573

Total liabilities	3,402,660	2,965,504

Shareholders’ equity
Common stock ($0.01 par value; 100,000,000 shares authorized; 36,949,266 shares issued and outstanding, respectively)	369	369
Additional paid-in capital	374,362	372,670
Retained earnings	78,371	59,461
Accumulated other comprehensive income	3,774	2,570

Total shareholders’ equity	456,876	435,070

Total liabilities and shareholders’ equity	$3,859,536	$3,400,574

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Income (Unaudited)

(In thousands of dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest income
Interest and fees on loans	$36,940	$35,969	$107,206	$104,317
Interest and dividends on investment securities	3,484	3,319	9,874	9,976
Interest on other earning assets	92	86	254	191

Total interest income	40,516	39,374	117,334	114,484
Interest expense
Deposits	4,283	3,435	11,634	9,082
Other borrowings	454	405	1,237	1,229

Total interest expense	4,737	3,840	12,871	10,311

Net interest income	35,779	35,534	104,463	104,173
Provision for credit losses	1,060	4,201	11,406	5,470

Net interest income after provision for credit losses	34,719	31,333	93,057	98,703

Noninterest income
Service charges on deposit accounts	2,998	2,923	8,648	8,325
Securities gains, net	136	132	136	211
Gain on acquisition	—	2,278	—	2,278
Other	2,451	2,008	7,397	5,015

Total noninterest income	5,585	7,341	16,181	15,829

Noninterest expense
Salaries and employee benefits	12,837	11,762	37,612	33,955
Occupancy and equipment expense	2,987	2,919	8,999	8,348
Expense on loans and other real estate owned	1,061	981	2,534	3,027
Other real estate owned and repossession losses, net	585	44	529	1,198
Amortization expense	924	834	2,675	2,167
FDIC loss share receivable valuation adjustments	960	1,001	2,431	3,722
FDIC loss share receivable amortization	1,342	9,935	6,218	36,671
Other	7,376	8,331	20,317	21,189

Total noninterest expense	28,072	35,807	81,315	110,277

Income before income taxes	12,232	2,867	27,923	4,255
Income tax expense (benefit)	4,355	(1,050)	9,013	(657)

Net income	$7,877	$3,917	$18,910	$4,912

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Comprehensive Income (Unaudited)

(In thousands of dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Net Income	$7,877	$3,917	$18,910	$4,912

Components of other comprehensive income / (loss):
Unrealized gains / (losses) on available-for-sale investment securities arising during period	2,402	(855)	1,373	1,941
Reclassification adjustment for net investment securities gains realized in earnings	(90)	(87)	(90)	(139)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(25)	(27)	(79)	(103)

Total other comprehensive income / (loss)	2,287	(969)	1,204	1,699

Comprehensive income	$10,164	$2,948	$20,114	$6,611

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Shareholders’ Equity (Unaudited)

(In thousands of dollars)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at December 31, 2013	$369	$370,139	$52,617	$710	$423,835
Net income	—	—	4,912	—	4,912
Change in accumulated other comprehensive income	—	—	—	1,699	1,699
Stock-based compensation expense	—	1,938	—	—	1,938

Balance at September 30, 2014	$369	$372,077	$57,529	$2,409	$432,384

Balance at December 31, 2014	$369	$372,670	$59,461	$2,570	$435,070
Net income	—	—	18,910	—	18,910
Change in accumulated other comprehensive income	—	—	—	1,204	1,204
Stock-based compensation expense	—	1,692	—	—	1,692

Balance at September 30, 2015	$369	$374,362	$78,371	$3,774	$456,876

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of dollars)

	Nine Months Ended September 30
	2015	2014
Cash flows from operating activities
Net income	$18,910	$4,912
Adjustments to reconcile net income to cash provided by operating activities:
Net amortization/accretion of premiums and discounts	(23,709)	(33,745)
Provision for credit losses	11,406	5,470
Other real estate owned and repossession losses, net	529	1,198
Stock-based compensation expense	1,692	1,938
Deferred income tax benefit	(2,174)	(5,675)
Depreciation, amortization and accretion	3,163	2,498
Gain on acquisitions	—	(2,278)
Securities gains, net	(136)	(211)
Net change in loans held for sale	955	(769)
Net change in FDIC loss share receivable	15,626	62,242
Increase in cash surrender value of bank owned life insurance	(1,931)	(1,464)
Net change in other assets	(20,883)	(15,529)
Net change in other liabilities	1,577	(11,278)

Net cash provided by operating activities	5,025	7,309

Cash flows from investing activities
Net change in loans held for investment (originations, net of principal repayments)	(339,152)	(330,356)
Purchases of investment securities available-for-sale	(152,442)	(72,896)
Proceeds from maturities and calls of investment securities available-for-sale	60,168	55,563
Proceeds from sales of investment securities available-for-sale	40,779	72,855
Proceeds from calls and maturities of investment securities held-to-maturity	7,890	2,803
Purchases of investment securities held-to-maturity	(7,069)	(6,134)
Purchases of premises and equipment	(2,391)	(1,085)
Disposals of premises and equipment	4,040	1,483
Other adjustments in other real estate owned	2,761	3,752
Proceeds from sales of other real estate owned	11,770	28,123
Net cash (paid) acquired from acquisitions	(333)	74,890
Purchases of bank owned life insurance	(20,000)	—

Net cash used in investing activities	(393,979)	(171,002)

Cash flows from financing activities
Net change in deposits	174,266	106,989
Proceeds from other borrowings	174,384	70,000
Repayment of other borrowings	(45,196)	(60,000)

Net cash provided by financing activities	303,454	116,989

Change in cash and due from banks	(85,500)	(46,704)
Beginning of period	203,956	217,071

End of period	$118,456	$170,367

Supplemental disclosure of cash flow information
Transfers of loans to other real estate owned	$8,839	$10,321
Cash paid for interest	12,393	9,778
Cash paid for income taxes	21,902	18,514
Change in unrealized gain on investment securities available-for-sale	1,972	2,772

The accompanying notes are an integral part of these consolidated financial statements.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

1.	Significant Accounting Policies

Community & Southern Holdings, Inc. (the “Company”), headquartered in Atlanta, Georgia, is a financial holding company that was incorporated under the laws of the State of Delaware on September 18, 2009 to serve as the holding company for Community & Southern Bank (“C&S Bank”). The Company operates two subsidiaries: (1) C&S Bank, a Georgia-state chartered bank that was incorporated on January 29, 2010, which provides traditional credit and depository banking services to its retail and commercial customers through 47 branches in northern and central Georgia, including metro Atlanta, as well as Jacksonville, Florida, and (2) CSB Risk Management, Inc., a captive insurance company established with the specific objective of insuring risks for the Company, its subsidiaries, and a group of unaffiliated member banks. C&S Bank is the parent company of CSB Investments, Inc., a Nevada corporation that owns all of the investment securities of C&S.

Principles of Consolidation and Basis of Presentation

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, certain information normally presented for complete consolidated financial statements required by US GAAP has been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could vary from these estimates. Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

These financial statements should be read in conjunction with the 2014 Consolidated Financial Statements of Community & Southern Holdings, Inc. (the “Company”). There have been no significant changes to the Company’s accounting policies as disclosed in the 2014 Consolidated Financial Statements.

Recent Accounting Pronouncements

The following relevant accounting pronouncements, issued during 2015, could have a material effect on the Company’s financial statements. The 2014 Consolidated Financial Statements summarize relevant pronouncements issued prior to 2015.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. The ASU rescinds the indefinite deferral of previous amendments to ASC Topic 810 for certain entities and amends components of the consolidation analysis under ASC Topic 810, including evaluating limited partnerships and similar legal entities, evaluating fees paid to a decision maker or service provider as a variable interest, the effects of fee arrangements and/or related parties on the primary beneficiary determination and investment fund specific matters. The ASU may be adopted either retrospectively or on a modified retrospective basis and early adoption is permitted. The ASU is effective prospectively for fiscal years beginning on or after December 15, 2015. This ASU is not expected to have a significant impact on the Company’s financial conditions or results of operations.

In September 2015, the FASB issued ASU 2015-16 Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The new guidance requires acquirers to recognize adjustments to provisional amounts (that are identified during the measurement period) in the reporting period in which the

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

adjustment amounts are determined. The new guidance also requires such amounts to be disclosed in the consolidated financial statements. The ASU is effective prospectively for fiscal years beginning on after December 15, 2016. This ASU is not expected to have a significant impact on the Company’s financial conditions or results of operations.

2.	Acquisitions

Community Business Bank

On May 6, 2015, the Company acquired 100% of the outstanding shares of Community Business Bank (“CBB”), a Georgia state-chartered banking institution headquartered in Cumming, Georgia, for cash consideration of $27.9 million. The acquisition provided the Company with an opportunity to expand its banking presence in north metro Georgia.

Upon consummation of the acquisition, CBB was merged with and into the Company, with the Company as the surviving entity in the merger. CBB had a total of two banking locations located in north metro Georgia. The table below presents a summary of the assets acquired and liabilities assumed as a result of the CBB acquisition (dollars in thousands):

	Carrying Value Acquired	Purchase Adjustments	As Recorded by CSB
Assets
Cash and due from banks	$27,545	$—	$27,545
Investment securities	21,403	(20)	21,383
Loans, net	97,458	(1,938)	95,520
Premises and equipment	2,521	(2,154)	367
Intangible assets	—	1,800	1,800
Deferred tax assets	1,383	1,742	3,125
Other assets	821	(11)	810

Total assets acquired	$151,131	$(581)	$150,550

Liabilities
Deposits
Noninterest-bearing	$33,648	$—	$33,648
Interest-bearing	91,000	315	91,315

Total deposits	124,648	315	124,963
Other borrowings	7,652	—	7,652
Other liabilities	160	—	160

Total liabilities assumed	$132,460	$315	$132,775

Net identifiable assets acquired			$17,775
Cash consideration transferred to CBB			27,878

Goodwill			$10,103

The acquisition of CBB resulted in the recognition of $10.1 million in goodwill, none of which is deductible for tax purposes. The goodwill arose primarily as a result of the expected synergies from combining the operations of CBB with the Company.

The loans acquired had gross contractual amounts receivable of $116.7 million. At the acquisition date, the Company’s current estimate of expected cash flows to be collected was $111.4 million.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

3.	Investment Securities

The aggregate values of investment securities at September 30, 2015 and December 31, 2014, along with unrealized gains and losses determined on an individual security basis are as follows (dollars in thousands):

	Held-to-Maturity As of September 30, 2015				Available-for-Sale As of September 30, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$40,093	$36	$222	$39,907
Certificates of deposit	23,249	45	125	23,169	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	250,342	4,076	370	254,048
Asset backed securities	—	—	—	—	16,997	5	279	16,723
Collateralized mortgage obligations	—	—	—	—	157,377	1,832	261	158,948
State, county and municipal	58,576	3,490	12	62,054	8,852	163	6	9,009
Corporate bonds	—	—	—	—	35,555	159	6	35,708
Equity securities	—	—	—	—	3,326	—	—	3,326

Total investment securities	$81,825	$3,535	$137	$85,223	$512,542	$6,271	$1,144	$517,669

	Held-to-Maturity As of December 31, 2014				Available-for-Sale As of December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$—	$—	$—	$—	$39,822	$89	$745	$39,166
Certificates of deposit	17,974	39	98	17,915	—	—	—	—
FNMA, GNMA and FHLMC mortgage-backed securities	—	—	—	—	208,915	3,608	547	211,976
Asset backed securities	—	—	—	—	18,791	3	72	18,722
Collateralized mortgage obligations	—	—	—	—	142,107	1,430	827	142,710
State, county and municipal	64,929	3,643	27	68,545	7,016	99	3	7,112
Corporate bonds	—	—	—	—	21,255	206	86	21,375
Equity securities	—	—	—	—	3,822	—	—	3,822

Total investment securities	$82,903	$3,682	$125	$86,460	$441,728	$5,435	$2,280	$444,883

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following table provides contractual maturity information for investment securities as of September 30, 2015 (dollars in thousands). Callable investment securities are assumed to mature on their earliest call date. Actual maturities may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity As of September 30, 2015		Available-for-Sale As of September 30, 2015
	Cost	Fair Value	Cost	Fair Value
Maturing in
One year or less	$2,046	$2,050	$11,056	$11,203
One through five years	28,715	29,383	273,520	278,058
Five through ten years	43,490	45,771	205,178	205,577
Over ten years	7,574	8,019	19,462	19,505
Equity securities	—	—	3,326	3,326

Total investment securities	$81,825	$85,223	$512,542	$517,669

The following table provides information regarding investment securities with unrealized losses as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Less Than 12 Months			More Than 12 Months			Total
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
U.S. government	2	$10,072	$26	2	$9,786	$196	4	$19,858	$222
Certificates of deposit	40	8,344	75	11	2,428	50	51	10,772	125
FNMA, GNMA and FHLMC mortgage-backed securities	8	47,481	230	5	18,855	140	13	66,336	370
Asset backed securities	2	7,357	176	2	6,751	103	4	14,108	279
Collateralized mortgage obligations	2	17,512	54	3	10,953	207	5	28,465	261
State, county and municipal	5	3,813	12	1	700	6	6	4,513	18
Corporate bonds	2	13,055	6	—	—	—	2	13,055	6

Total investment securities	61	$107,634	$579	24	$49,473	$702	85	$157,107	$1,281

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

	As of December 31, 2014
	Less Than 12 Months			More Than 12 Months			Total
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
U.S. government	10	$4,952	$15	5	$24,368	$730	15	$29,320	$745
Certificates of deposit	20	4,480	26	19	4,194	72	39	8,674	98
FNMA, GNMA and FHLMC mortgage-backed securities	1	10,167	35	9	36,944	512	10	47,111	547
Asset backed securities	3	10,211	35	1	4,825	37	4	15,036	72
Collateralized mortgage obligations	6	48,245	484	2	9,633	343	8	57,878	827
State, county and municipal	4	1,487	3	3	1,812	27	7	3,299	30
Corporate bonds	1	5,100	82	1	4,997	4	2	10,097	86

Total investment securities	45	$84,642	$680	40	$86,773	$1,725	85	$171,415	$2,405

The Company held certain investment securities having unrealized loss positions. As of September 30, 2015, the Company did not intend to sell these investment securities nor was it more likely than not that the Company would be required to sell these investment securities before their anticipated recovery or maturity. The Company has reviewed its portfolio for OTTI in accordance with the accounting policies outlined in Note 1, “Summary of Significant Accounting Policies and Nature of Business”, to the 2014 Consolidated Financial Statements. Market changes in interest rates and credit spreads will result in temporary unrealized losses as the market price of investment securities fluctuates. As a result, the Company had no other-than-temporary impairment for the nine months ended September 30, 2015 and the year ended December 31, 2014.

The Company had pledged held-to-maturity and available-for-sale investment securities having aggregate fair values of $21.1 million and $270.7 million, respectively at September 30, 2015, and $28.0 million and $304.5 million, respectively at December 31, 2014 to secure public funds on deposit and certain other borrowings, and for other purposes as required by law.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

4.	Loans Held for Investment

Composition of Loan Portfolio

The Company’s recorded investment in loans outstanding at September 30, 2015 and December 31, 2014, is summarized as follows (dollars in thousands):

	Sept. 30, 2015	Dec. 31, 2014
Commercial loans:
Construction	$248,434	$283,528
Commercial real estate	1,115,837	835,163
Commercial & industrial	361,837	335,853

Total commercial loans	1,726,108	1,454,544
Consumer loans:
Residential real estate	163,669	121,912
Automobile	352,692	230,576
Marine and recreational vehicle	364,017	298,740
Other consumer purpose	10,503	11,274

Total consumer loans	890,881	662,502
Purchased credit-impaired loans:
Construction	14,301	16,382
Commercial real estate	145,433	172,733
Commercial & industrial	9,007	10,556
Residential real estate	86,208	104,256
Other consumer purpose	924	1,314

Total purchased credit-impaired loans	255,873	305,241

Loans held for investment	$2,872,862	$2,422,287

Loans held for sale	$1,026	$1,981

Under a line of credit agreement with the Federal Home Loan Bank of Atlanta (“FHLBA”), at September 30, 2015, the Company had pledged certain loans under a blanket lien as collateral for its FHLBA borrowings. The loans encumbered by the blanket lien included all qualifying 1-4 family first mortgage loans, multi-family first mortgage loans, and commercial real estate loans. Loans pledged as collateral for FHLBA borrowings totaled $2.56 billion and $2.06 billion at September 30, 2015 and December 31, 2014, respectively.

Covered Loans

Included in loans held for investment are loans acquired in Federal Deposit Insurance Corporation (“FDIC”) assisted transactions that are initially covered under loss share agreements (“covered loans”). The Company’s recorded investment in covered loans at September 30, 2015 and December 31, 2014 is summarized as follows (dollars in thousands):

	Sept. 30, 2015	Dec. 31, 2014
Commercial loans	$1,178	$2,127
Consumer loans	12,243	15,030
Purchased credit-impaired loans:	156,114	287,720

Total covered loans	$169,535	$304,877

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Credit Quality

The Company monitors the credit quality of its commercial loan portfolio using internal credit risk ratings. These credit risk ratings are based upon established regulatory guidance and are assigned upon initial approval of credit to borrowers. Credit risk ratings are updated at least annually after the initial assignment or whenever management becomes aware of information affecting the borrowers’ ability to fulfill their obligations. The Company utilizes the following categories of credit grades to evaluate its commercial loan portfolio:

Pass. Higher quality loans that do not fit any of the other categories described below.

Special Mention. The Company assigns a special mention rating to loans with potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease or the Company’s credit position at some future date.

Substandard. The Company assigns a substandard rating to loans that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have well-defined weaknesses that jeopardize repayment of the debt. Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not addressed.

Doubtful. The Company assigns a doubtful rating to loans with all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage and strengthening of the credit quality of the loan, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

The following tables show the credit quality indicators associated with the Company’s commercial loan portfolio (excluding purchased credit impaired (“PCI”) loans) as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$244,014	$1,056,130	$332,062	$1,632,206
Special Mention	2,902	19,226	8,769	30,897
Substandard	1,518	40,481	10,544	52,543
Doubtful	—	—	10,462	10,462

	$248,434	$1,115,837	$361,837	$1,726,108

	As of December 31, 2014
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$283,011	$783,889	$312,756	$1,379,656
Special Mention	172	36,015	3,540	39,727
Substandard	345	15,259	4,925	20,529
Doubtful	—	—	14,632	14,632

	$283,528	$835,163	$335,853	$1,454,544

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The Company monitors the credit quality of its consumer portfolio based primarily on payment activity and credit scores. Payment activity is the primary factor considered in determining whether a consumer loan should be classified as nonperforming.

The following tables show the credit quality indicators associated with the Company’s consumer loan portfolio (excluding PCI loans) as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Residential Real Estate	Automobile	Marine & RV	Other Consumer	Total
Performing	$163,306	$352,393	$363,989	$10,500	$890,188
Nonperforming	363	299	28	3	693

	$163,669	$352,692	$364,017	$10,503	$890,881

	As of December 31, 2014
	Residential Real Estate	Automobile	Marine & RV	Other Consumer	Total
Performing	$120,511	$230,283	$298,671	$11,264	$660,729
Nonperforming	1,401	293	69	10	1,773

	$121,912	$230,576	$298,740	$11,274	$662,502

The following tables show the credit quality indicators associated with the Company’s commercial PCI loans as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$5,337	$90,718	$6,949	$103,004
Special Mention	1,466	16,410	1,671	19,547
Substandard	7,214	36,533	381	44,128
Doubtful	284	1,772	6	2,062

	$14,301	$145,433	$9,007	$168,741

	As of December 31, 2014
	Construction	Commercial Real Estate	Commercial & Industrial	Total
Pass	$5,958	$99,498	$9,293	$114,749
Special Mention	1,296	22,071	284	23,651
Substandard	7,865	49,065	972	57,902
Doubtful	1,263	2,099	7	3,369

	$16,382	$172,733	$10,556	$199,671

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following tables show the credit quality indicators associated with the Company’s consumer PCI loans as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
	Residential Real Estate	Other Consumer	Total
Performing	$82,247	$909	$83,156
Nonperforming	3,961	15	3,976

	$86,208	$924	$87,132

	As of December 31, 2014
	Residential Real Estate	Other Consumer	Total
Performing	$89,984	$1,287	$91,271
Nonperforming	14,272	27	14,299

	$104,256	$1,314	$105,570

Delinquency

An aging analysis for the Company’s loan portfolio (excluding PCI loans) at September 30, 2015 and December 31, 2014, is shown in the tables below (dollars in thousands):

	As of September 30, 2015
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
Commercial loans:
Construction	$247,054	$1,380	$—	$248,434	$—	$590
Commercial real estate	1,113,183	1,476	1,178	1,115,837	—	5,497
Commercial & industrial	350,632	737	10,468	361,837	—	18,910
Consumer loans:
Residential real estate	162,374	932	363	163,669	—	2,229
Automobile	350,184	2,209	299	352,692	11	632
Marine & RV	363,872	117	28	364,017	—	117
Other consumer purpose	10,425	75	3	10,503	—	3

	$2,597,724	$6,926	$12,339	$2,616,989	$11	$27,978

	As of December 31, 2014
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
Commercial loans:
Construction	$283,487	$—	$41	$283,528	$—	$233
Commercial real estate	830,162	4,663	338	835,163	—	5,507
Commercial & industrial	329,305	333	6,215	335,853	164	14,722
Consumer loans:
Residential real estate	120,464	1,104	344	121,912	113	1,401
Automobile	229,404	1,002	170	230,576	30	293
Marine & RV	298,312	413	15	298,740	—	69
Other consumer purpose	11,138	136	—	11,274	—	10

	$2,102,272	$7,651	$7,123	$2,117,046	$307	$22,235

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

For PCI loans, if the Company has a reasonable expectation about the timing and amount of cash flows expected to be collected, the loans meet the criteria for the recognition of income and are considered to be accruing loans.

An aging analysis for the Company’s PCI loans at September 30, 2015 and December 31, 2014 is shown in the tables below (dollars in thousands):

	As of September 30, 2015
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
PCI loans:
Construction	$13,369	$93	$839	$14,301	$839	$—
Commercial real estate	135,711	1,397	8,325	145,433	8,325	—
Commercial & industrial	8,844	27	136	9,007	136	—
Residential real estate	80,682	1,565	3,961	86,208	3,961	—
Other consumer purpose	895	13	16	924	16	—

	$239,501	$3,095	$13,277	$255,873	$13,277	$—

	As of December 31, 2014
	Current	30 – 89 Days Past Due	90+ Days Past Due	Total	90+ Days Accruing	Nonaccrual
PCI loans:
Construction	$14,423	$147	$1,812	$16,382	$1,812	$—
Commercial real estate	156,696	2,700	13,337	172,733	13,337	—
Commercial & industrial	9,903	134	519	10,556	519	—
Residential real estate	95,194	4,155	4,907	104,256	4,907	—
Other consumer purpose	1,247	63	4	1,314	4	—

	$277,463	$7,199	$20,579	$305,241	$20,579	$—

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

5.	Allowance for Loan Losses

Activity in the Allowance for Loan Losses (“ALL”) for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, is summarized in the tables below (dollars in thousands):

	For the Period Ended September 30, 2015
	Commercial	Consumer	PCI	Total
Beginning Balance	$23,675	$9,059	$5,176	$37,910
Charge-offs	(1,310)	(1,723)	(2,260)	(5,293)
Recoveries	505	614	1,821	2,940
Provision[1]	4,951	3,416	1,589	9,956

Ending Balance	$27,821	$11,366	$6,326	$45,513

September 30, 2015 ALL allocated to:
Loans individually evaluated for impairment	$6,840	$88	$—	$6,928
Loans collectively evaluated for impairment	20,981	11,278	—	32,259
Loans acquired with deteriorated credit quality	—	—	6,326	6,326

Ending Balance	$27,821	$11,366	$6,326	$45,513

September 30, 2015 recorded investment in loans:
Individually evaluated for impairment	$24,997	$2,981	$—	$27,978
Collectively evaluated for impairment	1,701,111	887,900	—	2,589,011
Acquired with deteriorated credit quality	—	—	255,873	255,873

Ending Balance	$1,726,108	$890,881	$255,873	$2,872,862

	For the Year Ended December 31, 2014
	Commercial	Consumer	PCI	Total
Beginning Balance	$12,186	$6,608	$11,741	$30,535
Charge-offs	(5,160)	(924)	(2,557)	(8,641)
Recoveries	74	392	3,936	4,402
Provision / (Release)[2]	16,575	2,983	(7,944)	11,614

Ending Balance	$23,675	$9,059	$5,176	$37,910

December 31, 2014 ALL allocated to:
Loans individually evaluated for impairment	$5,146	$27	$—	$5,173
Loans collectively evaluated for impairment	18,529	9,032	—	27,561
Loans acquired with deteriorated credit quality	—	—	5,176	5,176

Ending Balance	$23,675	$9,059	$5,176	$37,910

December 31, 2014 recorded investment in loans:
Individually evaluated for impairment	$20,487	$2,014	$—	$22,501
Collectively evaluated for impairment	1,434,057	660,488	—	2,094,545
Acquired with deteriorated credit quality	—	—	305,241	305,241

Ending Balance	$1,454,544	$662,502	$305,241	$2,422,287

[1]	Does not include $1,450 in provision for unfunded commitments.
[2]	Does not include ($2,660) in release for unfunded commitments.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

In addition to the ALL, the Company also estimates probable and reasonably estimable credit losses related to unfunded lending commitments, such as letters of credit and binding unfunded loan commitments. This reserve for unfunded lending commitments totaled $5.0 million and $3.5 million at September 30, 2015 and December 31, 2014, respectively and is included within the other liabilities section of the Consolidated Balance Sheet.

6.	FDIC Loss Share Receivable

The following table shows changes in the carrying value of the FDIC loss share receivable for loss share agreements and the related recorded investment of the covered assets for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively (dollars in thousands):

	Nine Months Ended September 30, 2015
	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	Total
Carrying value of FDIC loss share receivable, at December 31, 2014	$5,485	$14,589	$1,086	$1,450	$1,792	$3,847	$6,215	$34,464
Additions resulting from:
Charge-offs, writedowns, and other losses	599	764	(9)	(14)	(16)	82	235	1,641
Allowable external expenses	282	(14)	110	148	170	51	145	892
Effect of valuation adjustment on covered assets	559	(103)	15	21	24	1	2	519
Reductions resulting from:
Amortization	(1,105)	(1,630)	(462)	(624)	(714)	(437)	(1,246)	(6,218)
Payments received	(2,485)	(4,931)	(445)	(602)	(688)	(860)	(2,449)	(12,460)

Carrying value of FDIC loss share receivable, at September 30, 2015	$3,335	$8,675	$295	$379	$568	$2,684	$2,902	$18,838

Covered Assets:
Loans	29,336	29,089	16,093	29,597	14,830	16,720	33,870	169,535
OREO	248	558	1,203	871	1,135	565	455	5,035

Total covered assets	$29,584	$29,647	$17,296	$30,468	$15,965	$17,285	$34,325	$174,570

	Year Ended December 31, 2014
	FNBGA	ACB	BOE	TPB	FCCB	GTB	FCSB	Total
Carrying value of FDIC loss share receivable, at December 31, 2013	$30,922	$40,283	$6,052	$2,449	$12,615	$5,752	$10,194	$108,267
Additions resulting from:
Charge-offs, writedowns, and other losses	(605)	1,408	225	305	349	14	40	1,736
Allowable external expenses	1,120	1,102	(36)	(50)	(56)	119	338	2,537
Reductions resulting from:
Effect of valuation adjustment on covered assets	(2,508)	(2,115)	(604)	(818)	(935)	(204)	(582)	(7,766)
Amortization	(20,803)	(12,481)	(1,440)	1,844	(7,056)	(745)	(2,125)	(42,806)
Payments received	(2,641)	(13,608)	(3,111)	(2,280)	(3,125)	(1,089)	(1,650)	(27,504)

Carrying value of FDIC loss share receivable, at December 31, 2014	$5,485	$14,589	$1,086	$1,450	$1,792	$3,847	$6,215	$34,464

Covered Assets:
Loans	93,916	73,938	19,207	37,542	20,119	20,029	40,126	304,877
OREO	3,109	4,366	1,272	1,558	935	—	1,577	12,817

Total covered assets	$97,025	$78,304	$20,479	$39,100	$21,054	$20,029	$41,703	$317,694

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

7.	Deposits

Deposits at September 30, 2015 and December 31, 2014, are summarized as follows (dollars in thousands):

	September 30, 2015	December 31, 2014
Noninterest-bearing demand	$439,316	$365,084
Interest-bearing demand	456,260	426,406
Money market	676,602	687,025
Savings	99,776	91,329
Time	1,463,301	1,266,182

Total deposits	$3,135,255	$2,836,026

Time deposits with a minimum denomination of $100 thousand totaled $937.8 million and $750.9 million at September 30, 2015 and December 31, 2014, respectively.

At September 30, 2015, the scheduled maturities of time deposits were (dollars in thousands):

2015	$347,328
2016	754,645
2017	134,352
2018	49,956
2019 and thereafter	177,020

Total time deposits	$1,463,301

8.	Other Borrowings

Other borrowings at September 30, 2015 and December 31, 2014, are as follows (dollars in thousands):

	September 30, 2015	December 31, 2014
Advances payable to the FHLBA with contractual rates ranging from 0.20 percent to 4.39 percent and maturities ranging from October 2015 to May 2019 (inclusive of unamortized premium of $1,256 and $1,905 for September 30, 2015 and December 31, 2014, respectively)	$215,095	$78,905

Total other borrowings	$215,095	$78,905

9.	Fair Values Measurements

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 and 2 of the hierarchy) and reporting entity’s own assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Level 2

Valuation is based on inputs, other than quoted prices included within Level 1, that are observable for the asset and liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation inputs are unobservable inputs for the asset or liability, which shall be used to measure fair value to the extent that observable inputs are not available. The inputs shall reflect the Company’s own assessment regarding assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time based upon relevant market information and information about each asset and liability. Where information regarding the fair value of an asset or liability is available, those values are used, as is the case with investment securities and residential mortgage loans. In these cases, an open market exists in which these assets are actively traded.

Because no market exists for many assets and liabilities, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. For those assets or liabilities with a fixed interest rate, an analysis of the related cash flows was the basis for estimating fair values. The expected cash flows were then discounted to the valuation date using an appropriate discount rate. The discount rates used represent the rates under which similar transactions would be currently negotiated. For assets or liabilities with fixed and variable rates, fair value estimates also consider the impact of liquidity discounts appropriate as of the measurement date.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process. There were no significant transfers between levels during the nine months ended September 30, 2015 or year ended December 31, 2014.

Fair Value of Financial Instruments Measured on a Recurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a recurring basis:

Investment Securities

Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. The Company’s investment portfolio primarily consists of U.S. government agency mortgage-backed securities, non-agency mortgage-backed securities, U.S. government securities, corporate bonds and municipal securities. The fair value of investment securities classified as available-for-sale are generally determined using widely accepted valuation techniques including matrix pricing and broker-quote-based applications. Inputs may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

relevant items. The Company reviews the prices supplied by the independent pricing service, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. From time to time, the Company validates the appropriateness of the valuations provided by the independent pricing service to prices obtained from an additional third party or prices derived using internal models.

The following tables summarize the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$39,907	$—	$39,907	$—
FNMA, GNMA, FHLMC mortgage-backed securities	254,048	— —	254,048	—
Asset backed securities	16,723	—	16,723	—
Collateralized mortgage obligations	158,948	—	158,948	—
State, county and municipal	9,009	—	9,009	—
Corporate bonds	35,708	—	35,708	—
Equity securities	3,326	—	—	3,326

	$517,669	$—	$514,343	$3,326

	As of December 31, 2014
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Investment securities available-for-sale
U.S. government	$39,166	$—	$39,166	$—
FNMA, GNMA, FHLMC mortgage-backed securities	211,976	— —	211,976	— —
Asset backed securities	18,722	—	18,722	—
Collateralized mortgage obligations	142,710	—	142,710	—
State, county and municipal	7,112	—	7,112	—
Corporate bonds	21,375	—	21,375	—
Equity securities	3,822	—	—	3,822

	$444,883	$—	$441,061	$3,822

During 2015, the Company purchased level 3 investment securities of $736 thousand, received settlements of $1.2 million and recognized no gains or losses in earnings or other comprehensive income.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Fair Value of Financial Instruments Measured on a Nonrecurring Basis

The following methods and assumptions were used by the Company in estimating the fair value of its financial assets on a nonrecurring basis:

Impaired Loans

Loans are considered impaired when it is determined to be probable that all amounts due under the contractual terms of the loans will not be collected when due. Loans considered individually impaired are evaluated and a specific allowance is established if required based on the underlying collateral value of the impaired loans or the estimated discounted cash flows for such loans. A specific allowance is required if the fair value of the expected repayments or the fair value of the collateral is less than the recorded investment in the loan. The Company records impaired loans as nonrecurring level 3.

Loans Held for Sale

Level 1 loans held for sale consist of conforming residential mortgage loans accounted for at lower of cost or market. Fair value is determined based upon pricing assigned on a loan-by-loan basis, at the time a loan is locked with the borrower, through correspondent relationships that the Company maintains in order to sell loans held for sale.

OREO

The fair value of OREO is determined when the asset is transferred to foreclosed assets. The assets are carried at the lower of the carrying value or fair value less estimated costs to sell. Fair value is based upon appraised values of the collateral or management’s estimation of the value of the collateral. Management requires a new appraisal at the time of foreclosure or repossession of the underlying collateral. Updated appraisals are obtained on at least an annual basis on all OREO and are considered to contain Level 3 inputs. Management has also determined, in some cases, that fair value of collateral is further impaired based upon real estate market trends and declining foreclosed property pricing. Therefore, all OREO is recorded as a nonrecurring Level 3 hierarchy.

For assets and liabilities carried at fair value on a nonrecurring basis, the following table provides fair value information as of September 30, 2015 and December 31, 2014 (dollars in thousands):

	As of September 30, 2015
Description	Net Carrying Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$28,752	$—	$—	$28,752
Loans held for sale	1,026	1,026	—	—
OREO	8,142	—	—	8,142

	As of December 31, 2014
Description	Net Carrying Value	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) Inputs	Quoted Prices for Similar Assets and Liabilities (Level 2) Inputs	Significant Unobservable Inputs (Level 3) Inputs
Impaired loans	$22,635	$—	$—	$22,635
Loans held for sale	1,981	1,981	—	—
OREO	14,363	—	—	14,363

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

The following table provides information describing the unobservable inputs used in Level 3 fair value measurements at September 30, 2015 and December 31, 2014 (dollars in thousands):

As of September 30, 2015
Financial Instrument	Net Carrying Value	Valuation Technique	Unobservable Input	Range of Inputs
		1) Non-Collateral	1) a) Loss given default	1) a) 0% – 64%
		Dependent: Discounted	b) Probability of default	b) 100%
Impaired loans	$28,752	cash flow analysis	c) Discount rate	c) 4% – 9%
		2) Collateral Dependent: Third party appraisal	2) Management discount for property type, recent market volatility, lien position, and costs to sell.	2) 0% – 95%

OREO	$8,142	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0% – 40%

As of December 31, 2014
Financial Instrument	Net Carrying Value	Valuation Technique	Unobservable Input	Range of Inputs
		1) Non-Collateral	1) a) Loss given default	1) a) 0% – 73%
		Dependent: Discounted	b) Probability of default	b) 35% – 100%
Impaired loans	$22,635	cash flow analysis	c) Discount rate	c) 3% – 8%
		2) Collateral Dependent: Third party appraisal	2) Management discount for property type, recent market volatility, lien position, and costs to sell.	2) 0% – 83%

OREO	$14,363	Third party appraisal	Management discount for property type, recent market volatility and time on the market	0% – 40%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Fair Value of Financial Instruments

The following table includes the estimated fair value of the Company’s financial assets and financial liabilities (dollars in thousands). The methodologies for estimating the fair value of financial assets and financial liabilities measured on a recurring and nonrecurring basis are discussed above. The methodologies for estimating the fair value for other financial assets and financial liabilities are discussed below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts at September 30, 2015 and December 31, 2014.

	September 30, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and due from banks	$118,456	$118,456	$203,956	$203,956
Investment securities available-for-sale	517,669	517,669	444,883	444,883
Investment securities held-to-maturity	81,825	85,223	82,903	86,460
Loans held for sale	1,026	1,053	1,981	2,035
Loans held for investment, net	2,827,349	2,897,729	2,384,377	2,443,694
FDIC loss share receivable	18,838	18,838	34,464	34,464
Bank owned life insurance (“BOLI”)	84,355	84,355	62,424	62,424
FHLBA stock	12,283	12,283	6,429	6,429
Deposits	3,135,255	3,113,723	2,836,026	2,808,630
Other borrowings	215,095	216,195	78,905	80,047

Cash and Due From Banks

The carrying amount approximates fair value for these instruments.

Investment Securities

The fair value of investment securities are generally determined using widely accepted valuation techniques including matrix pricing and broker-quote-based applications.

Loans Held For Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential real estate loans originated for sale to qualified third parties. Fair value is based upon the contractual price to be received from these third parties, which may be different than cost.

Loans Held for Investment

Fair values are estimated for portfolios of loans with similar financial characteristics if collateral-dependent. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect observable market information incorporating the credit, liquidity, yield and other risks inherent in the loan. The estimate of maturity is based upon the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

Fair value for significant non-performing loans is generally based upon recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Fair values for PCI loans are valued based upon a discounted expected cash flow methodology that considers various factors including the type of loan and related collateral, credit quality, fixed or variable interest rate, term of loan and whether or not the loan was amortizing and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. PCI loans are grouped together according to common risk characteristics and are evaluated in aggregated pools when applying various valuation techniques. The Company estimated the gross cash flows expected to be collected on these loans based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. The carrying amounts of PCI loans approximate fair value.

FDIC Loss Share Receivable

The fair value of the FDIC loss share receivable is estimated using projected cash flows related to the loss sharing agreements based on the expected reimbursements for losses and the applicable loss sharing percentages. The cash flows are discounted to reflect the uncertainty of the time of receipt of the loss-sharing reimbursements from the FDIC. The carrying amount of the FDIC loss share receivable approximates fair value.

BOLI

The carrying amount approximates fair value for these instruments.

FHLBA Stock

FHLBA stock is carried at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and money market and checking accounts, is based on the discounted value of estimated cash flows. The fair value of time deposits is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Other Borrowings

The fair value of the Company’s FHLBA advances is estimated based upon the discounted value of contractual cash flows. The fair value of investment securities sold under agreements to repurchase approximates the carrying amount because of the short maturity of these borrowings. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities.

Commitments and Contingencies

For off-balance sheets commitments and contingencies, carrying amounts are reasonable estimates of the fair values for such financial instruments. Carrying amounts include unamortized fee income and, in some cases, reserves for any credit losses from those financial instruments. These amounts are not material to the Company’s financial position.

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

10.	Other noninterest expense

Other noninterest expense for the three months and nine months ended September 30, 2015 and 2014 included the following (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Technology and data processing	$2,743	$2,687	$8,650	$6,606
Legal and professional services	1,177	1,759	3,958	3,847
Printing, posage and supplies	450	433	1,201	1,201
Advertising	614	569	1,440	1,121
FDIC deposit insurance expense	662	687	1,881	1,896
Clawback (income) expense	271	632	(747)	2,338
Other	1,459	1,564	3,934	4,180

Total other noninterest expense	$7,376	$8,331	$20,317	$21,189

11.	Accumulated Other Comprehensive Income (AOCI)

In addition to presenting the Consolidated Statements of Comprehensive Income herein, the following table shows the tax effects allocated to each component of AOCI for the three and nine month periods ending September 30, 2015 and September 30, 2014, respectively (dollars in thousands):

	Three Months Ended
	September 30, 2015			September 30, 2014
	Before -Tax Amount	Tax	Net-of-Tax Amount	Before -Tax Amount	Tax	Net-of-Tax Amount
AOCI, beginning balance	$2,321	$(834)	$1,487	$5,134	$(1,756)	$3,378
Unrealized gains / (losses) on securities:
Net unrealized gains / (losses) arising during the period	3,639	(1,237)	2,402	(1,295)	440	(855)
Less: reclassification adjustment for gains included in net income	(136)	46	(90)	(132)	45	(87)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(38)	13	(25)	(41)	14	(27)

AOCI, ending balance	$5,786	$(2,012)	$3,774	$3,666	$(1,257)	$2,409

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

	Nine Months Ended
	September 30, 2015			September 30, 2014
	Before-Tax Amount	Tax	Net-of-Tax Amount	Before-Tax Amount	Tax	Net-of-Tax Amount
AOCI, beginning balance	$3,961	$(1,391)	$2,570	$1,094	$(384)	$710
Unrealized gains / (losses) on securities:
Net unrealized gains / (losses) arising during the period	2,081	(708)	1,373	2,939	(998)	1,941
Less: reclassification adjustment for gains included in net income	(136)	46	(90)	(211)	72	(139)
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	(120)	41	(79)	(156)	53	(103)

AOCI, ending balance	$5,786	$(2,012)	$3,774	$3,666	$(1,257)	$2,409

Reclassifications out of AOCI consisted of the following (dollars in thousands)::

	Three Months Ended September 30		Affected line item in the Consolidated Financial Statements
Details about components of AOCI	2015	2014
Realized gains on AFS securities:	$(136)	$(132)	Securities gains
	46	45	Income tax expense

	$(90)	$(87)

Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity:	$(38)	$(41)	Investment securities held-to-maturity
	13	14	Income tax expense

	$(25)	$(27)

	Nine Months Ended September 30		Affected line item in the Consolidated Financial Statements
Details about components of AOCI	2015	2014
Realized gains on AFS securities:	$(136)	$(211)	Securities gains
	46	72	Income tax expense

	$(90)	$(139)

Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity:	$(120)	$(156)	Investment securities held-to-maturity
	41	53	Income tax expense

	$(79)	$(103)

12.	Income Taxes

For the three months ended September 30, 2015 and 2014, income tax expense (benefit) was $4,355 and $(1,050) representing effective tax rates of 35.6% and (36.6)%, respectively. For the nine months ended September 30, 2015 and 2014, income tax expense (benefit) was $9,013 and $(657), representing effective tax rates of 32.3%

Community & Southern Holdings, Inc.

Notes to Consolidated Financial Statements (Unaudited)

and (15.4)%, respectively. The higher effective tax rates for the three months and nine months ended September 30, 2015, compared to the three months and nine months ended September 30, 2014, were primarily due to higher pre-tax income.

The provision for income taxes includes both federal and state income taxes and differs from the provision using statutory rates primarily due to favorable permanent tax items such as income from nontaxable loans and investments and tax exempt income on Bank owned life insurance. The Company calculated provision for income taxes for the three and nine months ended September 30, 2015 by applying the estimated annual effective tax rate to year-to-date pretax income, and calculated provision for income taxes for the three and nine months ended September 30, 2014 by using the actual effective tax rate.

13.	Subsequent Events

Management has evaluated the effects of subsequent events through December 2, 2015 and has determined that the following events require disclosure:

Certus Bank

On October 9, 2015, the Company successfully completed the acquisition of certain loans and deposits related to fourteen Certus Bank branches throughout Georgia and Florida. The purchase included $575.2 million in deposits and $181.2 million in loans. The Company is currently in the process of calculating purchase accounting adjustments associated with this acquisition.

Acquisition by Bank of the Ozarks, Inc.

On October 19, 2015, the Company entered into a definitive merger agreement with Bank of the Ozarks, Inc. (“OZRK”). The Company and OZRK jointly announced the signing of a definitive agreement and plan of merger (“Agreement”) whereby OZRK will acquire the Company and its wholly owned bank subsidiary, Community & Southern Bank (“CSB”), in an all-stock transaction valued at approximately $799.6 million, or approximately $20.50 per fully diluted Company share, subject to potential adjustments as described in the Agreement.

Under the terms of the agreement, which has been approved by the boards of directors of both companies, each holder of outstanding shares of common stock of the Company will receive shares of common stock of OZRK. The number of OZRK shares to be issued will be determined based on the fifteen day volume weighted average stock price of OZRK’s common stock as of the second business day prior to the closing date, subject to a minimum and maximum price of $34.10 and $56.84, respectively.

Upon the closing of the transaction, the Company will merge into OZRK and CSB will merge into OZRK’s wholly-owned bank subsidiary, Bank of the Ozarks. Completion of the transaction is subject to certain closing conditions, including customary regulatory and shareholder approvals. The transaction is expected to close during the first quarter of 2016.

Legal Contingencies

C&S Bank recorded a litigation loss of $1.0 million in December of 2015 related to an acquired loan participation. In this legal matter, participant bank on a defaulted loan filed suit against C&S Bank for full loan recovery liquidation proceeds based on a negotiated contract with C&S Bank’s predecessor in interest. The judgment against C&S Bank was upheld on appeal; C&S Bank continues to evaluate the merits of additional appeal. Amounts paid to satisfy the judgment, to the extent the matter is not appealed, will be offset by proceeds from disposition of underlying collateral as well as with any amounts collected as a result of final judgment obtained by C&S Bank against underlying borrowers and guarantors on the subject loan.